YOUR BEER SHOW

Interactive SocialTV



Grab your Chewbacca and tune in to the only current interactive social media, streaming craft beer show, well maybe, in the world!

- 48 Weekly Original Shows

- On Screen Viewer Participation

- Live Feedback
  - Like and Comment During The Show

- Beer-U-cation Media Center



Join the Community

- Log in to join us live on-air
- Submit your tasting notes & craft beer reviews
- Upload videos showing your love of craft beer
- Tell us about the great breweries in your town
- Enter contests for beer lover prize packs
- Learn more about the great art of brewing



Join Us For A Cold One

The exciting revolution of craft beer brewing is drawing in people, of all ages, from across the globe, to share in the enthusiasm and experience of craft beer. *It's everywhere!*

Your Beer Show, a weekly, professionally produced live social media streaming show, is everywhere as well. Show producers blend on-camera talent and real-time interviews with brewmasters to showcase the escalating craft brewing industry.

Anyone can interact on the spot with our cast and guests – face-to-face on the show. Get in on beerstorming sessions and learn all about the delicious evolution of craft beer making and drinking!

Become a *Your Beer Show* member and receive first hand news, insider deals on beer stuff, contests and giveaways. Look forward to our Beer-of-the-Month. Become a beer hacker by submitting videos and photos – help a noob out!

Last Year Regional Craft Breweries Grew by 73%



U.S. BEER PRODUCTION VOLUME 2016

6% CRAFT

OVERALL BEER 0.0%

CONTRACT BREWING COMPANIES 1.1%
MICROBREWERIES 20.4%

2016 CRAFT BEER INDUSTRY PRODUCTION VOLUME

BREWPUBS 5.5%

REGIONAL CRAFT BREWERIES 73.0%

SOURCE: BREWERS ASSOCIATION, BOULDER, CO



Historical Craft Brewery Production by Category

Contract   Brewpubs
Microbreweries   Regional

1 barrel = 31 US gallons

Why Tune In?
Because millions of beer lovers like you will...

Thoroughbreds: Roll Credits


Jesse Wacht, Executive Producer
After GE Retail Systems, Jesse entered eMedia. He co-founded MentorU to develop eLearning systems. His live, internet-based radio for eBay and KPMG preceded eBroadcastTV.


Chris Cashman, Producer, Director
Producer of feature films, TV talk shows, short films, music videos and commercials. Wrote, produced and directed the award winning films "Club Frontera," "Carts," "Revelations" and "Goofyfoot."


Brendan McCourt, Technical Director
Brendan's produced live broadcasts, promo videos & infomercials, on-location interview packages and in-studio talk shows for clients including FOX Sports, the Kennedy Center, Tony Robbins and Jordan Belfort.


Mark Atkinson, Co-host, Writer
Mark is an actor/comedian from Rhode Island who has studied improv at The Groundlings & Second City. He's performed stand-up, acted in short films, features, commercials and web-media. He loves to drink beer!


Jordan Jacobo, Co-host, Writer
Jordan is an actor and director, known for Soldiers of Misfortune (2015), Fletcher and Jenks (2016) and SD SD Land (2017) and has been the on-air personality/Producer for a series of shorts for KPBS (2017).


Lucy Cardona, Co-host
Lucy is an actress, known for "A 2AMB Period Piece" (2016). She's hosted and pioneered the event Viva la Musica and Club Atlantis at SeaWorld San Diego, representing SeaWorld in TV and radio interviews.


Jaunette Griffith, Field Reporter
Juanette won a YBS casting call for field reporters – to leap over the bar from the internal side of the craft brewery industry, to in front of the camera. She's a natural at interviewing guests.

Our Contact Information
eBroadcast Media Group, Inc./dba eBroadcast TV
San Diego, CA 92108
1-858-268-0880
Show Trailer: www.yourbeershow.com

---

eBTV (the eBroadcast Television Network), brings together experienced executive producers, technical crew, on-camera talent, breakthrough live streaming technology, audience participation and a huge market.

A SHOW ABOUT CRAFT BEER
Your Beer Show is a weekly interactive craft beer happy hour, streaming live from San Diego, California to your devices at home or on the go. Our live show, videos and web content feature brewers, experts and beer fans from around the world. We combine entertainment with beer-u-cation to present the first show of its kind, *Your Beer Show.*



AUDIENCE INTERACTIVE SHOW FORMAT
We present fun, late night talk show segments but our favorite is when we interact with beer drinkers. We encourage viewers to tap into our show via social media and interact with our hosts & guests live on air. You just need a webcam and a quiet, well-lit place. Join us for a beer today!

CRAFT BEER INDUSTRY
Breweries, merchandisers and other beer-related companies have lots of opportunities to get involved with the show and our online community.

CELEBRITY BREWERY INTERVIEWS
For starters, you could be a guest on the show - either in San Diego or from your home base via our fancy, high-tech video platform.

GAMES, CONTESTS, DISCOUNTS, FULL IMMERSION
Craft beer enthusiasts are full in, fully involved, and completely dedicated! Through our wide span social media outlets, we'll be talking about beer with a rapidly growing network who are paying close attention to this industry.

YOUR BEER SHOW WEBSITE WHERE IT ALL HAPPENS
Visit www.YourBeerShow.com for more about this live, interactive, streaming show for brewers, home brewers, and beer drinkers everywhere.

Find Your Whale!